UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan Bank for International Cooperation	0001551322
Exact name of registrant as specified in charter	Registrant CIK Number

| Annual Report on Form 18-K | |
for the Fiscal Year Ended March 31, 2020	333-182490
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

S-_____
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-_____
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2020
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____Rule 201 (Temporary Hardship Exemption)

_____Rule 202 (Continuing Hardship Exemption)

___X___Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 8, 2020.

Japan Bank for International Cooperation



By: Yosuke Watanabe
WATANABE Yosuke
Executive Officer
Director General
Treasury Department
Treasury and System Group

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2020, that the information set forth in this statement is true and complete.

By:______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to Japan Bank for International Cooperation for the fiscal year ending March 31, 2021 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2020, filed on September 8, 2020)

Exhibit 1

令 和 2 年 度 一 般 会 計 予 算

令 和 2 年 度 一 般 会 計 予 算

予 算 総 則

（歳入歳出予算）

第1条　令和2年度歳入歳出予算は、歳入歳出それぞれ102,657,971,326千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第2条　「財政法」第14条の2の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第3条　「財政法」第14条の3の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第4条　「財政法」第15条第1項の規定により令和2年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第5条　「財政法」第28条の規定により、「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第6条　「財政法」第4条第1項ただし書の規定により令和2年度において公債を発行することができる限度額は、7,110,000,000千円とする。

2　「財政運営に必要な財源の確保を図るための公債の発行の特例に関する法律」第3条第1項の規定により令和2年度において公債を発行することができる限度額は、25,446,200,000千円とする。

3　第1項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成30年11月1日から令和元年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての

値をとり、円単位未満を四捨五入する。)をいう。以下同じ。)により換算した金額によるものとする。この場合において、当該外貨公債の発行に係る本邦通貨による収入額が、前段の規定により算出して得た額を上回るとき又は下回るときは、それぞれの差増額又は差減額に相当する金額を第1項の限度額に減算又は加算した金額を同項の限度額とする。

4　第1項及び第2項に規定する公債(外貨公債を除く。)の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を当該各項の限度額(第1項の限度額について第3項後段の規定の適用がある場合においては、当該規定により減算又は加算された後の限度額)に加算した金額をそれぞれの限度額とする。

(公共事業費の範囲)

第7条　「財政法」第4条第3項の規定による公共事業費の範囲は、次に掲げるとおりとする。

所管	組織	項
国会	衆議院	衆議院施設費
	参議院	参議院施設費
	国立国会図書館	国立国会図書館施設費
裁判所	裁判所	裁判所施設費
会計検査院	会計検査院	会計検査院施設費
内閣	内閣官房	内閣官房施設費、情報収集衛星施設費
	人事院	人事院施設費
内閣府	内閣本府	内閣本府施設費、独立行政法人国立公文書館施設整備費、沖縄政策費(沖縄製糖業体制強化対策整備費補助金及び沖縄科学技術大学院大学学園施設整備費補助金に限る。)、沖縄振興交付金事業推進費(沖縄振興公共投資交付金に限る。)、沖縄教育振興事業費、沖縄国立大学法人施設整備費、沖縄開発事業費、沖縄北部連携促進特別振興対策特定開発事業推進費
	地方創生推進事務局	地方創生推進費(地方創生拠点整備交付金に限る。)、地方創生基盤整備事業推進費
	沖縄総合事務局	沖縄海岸事業調査諸費、沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄国営公園事業工事諸費、沖縄農業生産基盤整備事業工事諸費、沖縄水産基盤整備事業調査諸費

所管	組織	項
	公正取引委員会	公正取引委員会施設費
	警察庁	警察庁施設費、交通警察費(都道府県警察施設整備費補助金に限る。)、警察活動基盤整備費(都道府県警察施設整備費補助金に限る。)
総務省	総務本省	総務本省施設費、国立研究開発法人情報通信研究機構施設整備費、情報通信技術利用環境整備費(放送ネットワーク整備支援事業費補助金に限る。)
	消防庁	消防庁施設費、消防防災体制等整備費(消防防災施設整備費補助金に限る。)
法務省	法務本省	法務省施設費
外務省	外務本省	外務本省施設費、独立行政法人国際協力機構施設整備費
	在外公館	在外公館施設費
財務省	財務本省	財務本省施設費、公務員宿舎施設費、特定国有財産整備費
	財務局	財務局施設費
	税関	税関施設費、船舶建造費
	国税庁	国税庁施設費
文部科学省	文部科学本省	初等中等教育振興費(認定こども園施設整備交付金に限る。)、独立行政法人国立高等専門学校機構施設整備費、私立学校振興費(私立学校施設整備費補助金に限る。)、研究振興費(次世代放射光施設整備費補助金に限る。)、国立大学法人施設整備費、国立大学法人船舶建造費、国立研究開発法人科学技術振興機構施設整備費、国立研究開発法人量子科学技術研究開発機構施設整備費、国立研究開発法人海洋研究開発機構船舶建造費、国立研究開発法人宇宙航空研究開発機構施設整備費、公立文教施設整備費
	文部科学本省所轄機関	文部科学本省所轄研究所施設費
	スポーツ庁	私立学校振興費
	文化庁	文化財保存事業費(国宝重要文化財等防災施設整備費補助金及び史跡等購入費補助金に限る。)、文化財保存施設整備費、独立行政法人国立科学博物館施設整備費、独立行政法人国立美術館施設整備費、独立行政法人国立文化財機構施設整備費

4 予算総則

所管	組織	項
厚生労働省	厚生労働本省	厚生労働本省施設費、国立研究開発法人国立がん研究センター施設整備費、国立研究開発法人国立精神・神経医療研究センター施設整備費、国立研究開発法人国立国際医療研究センター施設整備費、国立研究開発法人国立成育医療研究センター施設整備費、国立研究開発法人国立長寿医療研究センター施設整備費、医療提供体制基盤整備費(医療施設等施設整備費補助金及び医療提供体制施設整備交付金に限る。)、保健衛生施設整備費、水道施設整備費、生活基盤施設耐震化等対策費、独立行政法人労働政策研究・研修機構施設整備費、保育対策費(保育所等整備交付金に限る。)、児童福祉施設整備費、障害保健福祉費(心神喪失者等医療観察法指定入院医療機関施設整備費負担金に限る。)、独立行政法人国立重度知的障害者総合施設のぞみの園施設整備費、社会福祉施設整備費、介護保険制度運営推進費(地域介護・福祉空間整備等施設整備交付金に限る。)、国立研究開発法人医薬基盤・健康・栄養研究所施設整備費、水道施設整備事業調査諸費、水道施設災害復旧事業費
	検疫所	検疫所施設費
	国立ハンセン病療養所	国立ハンセン病療養所施設費
	厚生労働本省試験研究機関	厚生労働本省試験研究所施設費
	国立更生援護機関	国立更生援護機関施設費
	都道府県労働局	都道府県労働局施設費
農林水産省	農林水産本省	農林水産本省施設費、独立行政法人農林水産消費安全技術センター施設整備費、食料安全保障確立対策費(食料安全保障確立対策整備交付金に限る。)、担い手育成・確保等対策費(担い手育成・確保等対策地方公共団体整備費補助金に限る。)、農地集積・集約化等対策費(農地集積・集約化対策整備交付金に限る。)、農業生産基盤整備推進費(特殊自然災害対策整備費補助金及び農業水利施設保全管理整備交付金に限る。)、海岸事業費、農業生産基盤整備事業費、農業生産基盤整備事業費食料安定供給特別会計へ繰入、国産農産物生産・供給体制強化対策費(国産農産物生産・供給体制強化対策整備費補助金に限る。)、独立行政法人家畜改良センター施設整備費、国立研究開発法人農業・食品産業技術総合研究機構施設整備費、農業・食品産業強化対策費(農業・食品産業強化対策整備交付金に限る。)、

所管	組織	項
		6次産業化市場規模拡大対策費(6次産業化市場規模拡大対策整備交付金に限る。)、農山漁村活性化対策費(農山漁村活性化対策整備交付金に限る。)、農山漁村地域整備事業費、海岸事業調査諸費、農業生産基盤整備事業調査諸費、農業施設災害復旧事業費、農業施設災害関連事業費
	農林水産本省検査指導機関	農林水産本省検査指導所施設費
	農林水産技術会議	農林水産技術会議施設費、国立研究開発法人農業・食品産業技術総合研究機構施設整備費
	地方農政局	地方農政局施設費、海岸事業工事諸費、農業生産基盤整備事業工事諸費、農業施設災害復旧事業等工事諸費
	林野庁	林野庁施設費、国立研究開発法人森林研究・整備機構施設整備費、治山事業費、森林整備事業費(森林環境保全整備事業費、森林整備事業調査費、森林環境保全整備事業費補助、水源林造成事業費補助、後進地域特例法適用団体補助率差額及び美しい森林づくり基盤整備交付金に限る。)、森林整備・林業等振興対策費(森林整備・林業等振興整備交付金に限る。)、治山事業工事諸費、森林整備事業工事諸費、山林施設災害復旧事業費、山林施設災害関連事業費、山林施設災害復旧事業等工事諸費
	水産庁	水産庁施設費、国立研究開発法人水産研究・教育機構施設整備費、船舶建造費、漁村振興対策費(漁村振興対策地方公共団体整備費補助金に限る。)、海岸事業費、水産基盤整備費、水産業強化対策費(水産業強化対策整備交付金に限る。)、海岸事業調査諸費、水産基盤整備事業工事諸費、漁港施設災害復旧事業費、漁港施設災害関連事業費
経済産業省	経済産業本省	経済産業本省施設費、工業用水道事業費
	経済産業局	経済産業局施設費
国土交通省	国土交通本省	国土交通本省施設費、住宅対策事業費、住宅対策諸費(住宅建設事業調査費に限る。)、港湾環境整備事業費、道路環境改善事業費、水資源開発事業費、国営公園等事業費、都市水環境整備事業費、下水道事業費、市街地防災事業費、住宅防災事業費、都市公園防災事業費、下水道防災事業費、河川管理施設整備費、河川整備事業費、多目的ダム建設事業費、

所　　　　管	組　　　　織	項	
		総合流域防災事業費、砂防事業費、急傾斜地崩壊対策等事業費、防災・減災対策等強化事業推進費、海岸事業費、鉄道安全対策事業費、道路交通安全対策事業費(道路更新防災対策事業費、道路維持管理費、道路整備営繕宿舎費、交通連携道路事業費、道路交通安全施設等整備事業費、交通事故重点対策道路事業費、道路環境営繕宿舎費、道路更新防災等対策事業費補助、雪寒地域道路事業費補助、交通連携道路事業費補助、道路交通安全施設等整備事業費補助、道路整備事業後進地域特例法適用団体補助率差額及び道路環境整備事業後進地域特例法適用団体補助率差額に限る。)、港湾事業費(港湾改修費、貸付国有港湾施設整備事業費、港湾作業船整備費、特定離島港湾施設整備事業費、特定離島港湾維持管理費、営繕宿舎費、港湾事業調査費、港湾改修費補助及び後進地域特例法適用団体補助率差額に限る。)、エネルギー・鉄鋼港湾施設工事費、地域連携道路事業費(地域連携道路事業費、営繕宿舎費、道路調査費、地域連携道路事業費補助、高速道路連結部整備事業費補助、道路調査費補助及び後進地域特例法適用団体補助率差額に限る。)、整備新幹線建設推進高度化等事業費、整備新幹線整備事業費、都市・地域づくり推進費(集落活性化推進事業費補助金に限る。)、都市再生・地域再生整備事業費(都市開発事業調査費、都市構造再編集中支援事業費補助、市街地再開発事業費補助及び都市再生推進事業費補助に限る。)、鉄道網整備事業費、都市・地域交通整備事業費、道路交通円滑化事業費(道路交通円滑化事業費、営繕宿舎費、道路交通円滑化事業費補助及び後進地域特例法適用団体補助率差額に限る。)、社会資本総合整備事業費、官民連携基盤整備推進調査費、離島振興費(小笠原諸島振興開発事業費補助に限る。)、離島振興事業費、北海道開発事業費、北海道特定特別総合開発事業推進費、国立研究開発法人土木研究所施設整備費、国立研究開発法人建築研究所施設整備費、官庁営繕費、治水海岸事業調査諸費、水資源開発事業調査諸費、道路整備事業調査諸費、港湾事業調査諸費、都市開発事業調査諸費、都市水環境整備事業調査諸費、住宅建設事業調査諸費、国営公園等事業調査諸費、下水道事業調査諸費、河川等災害復旧事業費、住宅施設災害復旧事業費、鉄道施設災害復旧事業費、河川等災害関連事業費、北海道農業生産基盤整備事業費食料安定供給特別会計へ繰入、離島農業生産基盤整備事業費食料安定供給特別会計へ繰入	

所　　　　管	組　　　　織	項
	国土技術政策総合研究所	国土技術政策総合研究所施設費、治水海岸事業工事諸費、道路整備事業工事諸費、港湾空港整備事業工事諸費
	国　土　地　理　院	国土地理院施設費
	地　方　整　備　局	治水海岸事業工事諸費、道路整備事業工事諸費、港湾空港整備事業工事諸費、都市環境整備事業工事諸費、国営公園等事業工事諸費、河川等災害復旧事業等工事諸費
	北　海　道　開　発　局	北海道開発局施設費、北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市環境整備事業工事諸費、北海道国営公園等事業工事諸費、北海道農業生産基盤整備事業等工事諸費、北海道災害復旧事業等工事諸費
	気　　　象　　　庁	気象官署施設費
	海　上　保　安　庁	海上保安官署施設費、船舶建造費、船舶交通安全基盤整備事業費、船舶交通安全基盤整備事業工事諸費
環　　　境　　　省	環　　境　　本　　省	廃棄物・リサイクル対策推進費（廃棄物処理施設整備交付金に限る。）、廃棄物処理施設整備費、生物多様性保全等推進費（環境保全施設整備費補助金に限る。）、環境保全施設整備費、自然公園等事業費、環境保健対策推進費（水俣病総合対策施設整備費補助金に限る。）、環境調査研修所施設費、国立研究開発法人国立環境研究所施設整備費、廃棄物処理施設整備事業調査諸費、自然公園等事業工事諸費、廃棄物処理施設災害復旧事業費
	地　方　環　境　事　務　所	地方環境事務所施設費

（一時借入金等の最高額）

第8条　「財政法」第7条第3項の規定による財務省証券及び一時借入金の最高額は、20,000,000,000 千円とする。

（災害復旧等国庫債務負担行為の限度額）

第9条　「財政法」第15条第2項の規定により令和2年度において災害復旧その他緊急の必要がある場合に国が債務を負担する行為の限度額は、100,000,000 千円とする。

（復興費用及び償還費用の財源に充てる収入の範囲）

第10条　「東日本大震災からの復興のための施策を実施するために必要な財源の確保に関する特別措置法」の規定による復興費用及び償還費用の財源に充てる収入の範囲は、次に掲げるとおりとする。

主　　　　　　　管	部	款	項
内　　閣　　府	政 府 資 産 整 理 収 入	回 収 金 等 収 入	東日本大震災復興放射性物質汚染対策緊急除染等事業費回収金収入
財　　務　　省	前 年 度 剰 余 金 受 入	前 年 度 剰 余 金 受 入	東日本大震災復興前年度剰余金受入
農 林 水 産 省	雑　　収　　入	諸　　収　　入	東日本大震災復興食料安定供給特別会計受入金 東日本大震災復興公共事業費負担金
経 済 産 業 省	雑　　収　　入	諸　　収　　入	東日本大震災復興エネルギー対策特別会計受入金
国 土 交 通 省	政 府 資 産 整 理 収 入	回 収 金 等 収 入	東日本大震災復興貸付金等回収金収入

2　前項に規定するもののほか、「平成23年原子力事故による被害に係る緊急措置に関する法律」第9条第3項の規定による特定原子力損害の賠償請求権その他の国が有する原子力損害に係る請求権若しくは求償権の行使による収入その他原子力事故に起因する収入、国家公務員宿舎の削減計画に基づき用途が廃止された宿舎の跡地等の売却益に相当する収入又は平成23年度の一般会計補正予算（第3号）に計上された復興費用に関連して発生する貸付金等回収金収入、雑納付金、弁償及返納金等があった場合においては、当該収入は、前項に規定する復興費用及び償還費用の財源に充てる収入の範囲に属するものとする。

（損失補償契約等の限度額）

第11条　次の表の左欄に掲げる契約の金額の限度は、令和2年度においてそれぞれ右欄に掲げるとおりとする。

区　　　　　　　　　　分	限　　　度　　　額	
「原子力損害賠償補償契約に関する法律」第8条の規定による金額の限度	補償契約金額の合計額	2,624,000,000千円
「農業近代化資金融通法」第3条第3項の規定による金額の限度	令和2年度以降22箇年度間を通ずる利子補給金の総額	3,894
「農業改良資金融通法」第9条第3項の規定による金額の限度	令和2年度以降15箇年度間を通ずる利子補給金の総額	120,112
「農業経営基盤強化促進法」第14条の9第3項の規定による金額の限度	令和2年度以降20箇年度間を通ずる利子補給金の総額	1,637,325
「農業経営基盤強化促進法」附則第10項の規定による金額の限度	令和2年度以降27箇年度間を通ずる利子補給金の総額	2,888,551
「地域再生法」第14条第2項の規定による金額の限度	令和2年度以降7箇年度間を通ずる利子補給金の総額	363,600
「地域再生法」第15条第2項の規定による金額の限度	令和2年度以降7箇年度間を通ずる利子補給金の総額	58,176
「総合特別区域法」第28条第2項の規定による金額の限度	令和2年度以降7箇年度間を通ずる利子補給金の総額	387,840
「総合特別区域法」第56条第2項の規定による金額の限度	令和2年度以降7箇年度間を通ずる利子補給金の総額	412,080
「国家戦略特別区域法」の規定による金額の限度	令和2年度以降7箇年度間を通ずる利子補給金の総額	71,680

区　　　　　　　分	限　　度　　　額
「展覧会における美術品損害の補償に関する法律」第5条の規定による金額の限度	約定評価額総額の合計額　　　　　　411,000,000千円
「特定タンカーに係る特定賠償義務履行担保契約等に関する特別措置法」第7条の規定による金額の限度	特定保険者交付金交付契約に係る担保上限金額の合計額　18,491,943,140
「人工衛星等の打上げ及び人工衛星の管理に関する法律」第43条の規定による金額の限度	ロケット落下等損害賠償補償契約に係る契約金額の合計　1,750,000,000額

2　「アフリカ開発基金への参加に伴う措置に関する法律」第2条第3項の規定により令和2年度においてアフリカ開発基金に出資することができる金額の限度は、50,678,719千円とする。

3　「アフリカ開発銀行への加盟に伴う措置に関する法律」第2条第2項の規定により令和2年度においてアフリカ開発銀行に出資することができる金額の限度は、651,173,077千円に相当する金額を「アフリカ開発銀行を設立する協定」第5条(1)(b)に規定する計算単位に換算した金額とする。

4　「緑の気候基金への拠出及びこれに伴う措置に関する法律」第2条の規定により令和2年度において緑の気候基金に拠出することができる金額の限度は、164,870,055千円とする。

（債務保証契約の限度額）

第12条　次の表の左欄に掲げる法人が令和2年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。

債　　　　　　務	根　拠　規　定	金　額　の　限　度
1　株式会社日本政策金融公庫 　危機対応円滑化業務に関する社債に係る債務	「株式会社日本政策金融公庫法」第55条第1項	額面総額100,000,000千円及びその利息に相当する金額
2　株式会社国際協力銀行 　イ　社債のうち次に掲げるものに係る債務 　　(1)　外貨をもって支払われるもの 　　(2)　本邦通貨をもって支払われる社債のうち外国において発行するもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項 「株式会社国際協力銀行法」第35条第1項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が1,902,500,000千円

10 予算総則

債務	根拠規定	金額の限度
		に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
ロ　借入金に係る債務で外貨をもって支払われるもの	「株式会社国際協力銀行法」第35条第1項	外貨表示の元本を外国貨幣換算率により換算した金額の総額が40,000,000千円に相当する借入金に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他借入契約に基づき支払うべき手数料等の経費に相当する金額
3　独立行政法人国際協力機構有償資金協力部門 国際協力機構債券のうち次に掲げるものに係る債務 (1)　外貨をもって支払われるもの (2)　本邦通貨をもって支払われる債券のうち外国において発行するもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項 「独立行政法人国際協力機構法」第34条第1項	(1)に掲げる債券にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる債券にあっては本邦通貨表示の額面総額の合計額が66,000,000千円に相当するこれらの債券に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額

債　　　　　務	根　拠　規　定	金　額　の　限　度
4　独立行政法人農業者年金基金 借入金に係る債務	「独立行政法人農業者年金基金法」附則第17 条第3項	元本金額 56,743,216 千円及びその利息に相 当する金額
5　独立行政法人鉄道建設・運輸施設整備支 援機構 鉄道建設・運輸施設整備支援機構債券及び 借入金に係る債務	「独立行政法人鉄道建設・運輸施設整備支援 機構法」	額面総額及び元本金額の合計額 2,652,000 千 円並びにその利息に相当する金額
6　独立行政法人石油天然ガス・金属鉱物資 源機構 石油天然ガス・金属鉱物資源債券及び借入 金に係る債務	「独立行政法人石油天然ガス・金属鉱物資源 機構法」第15条	額面総額及び元本金額の合計額 1,848,000,000 千円並びにその利息に相当す る金額
7　独立行政法人日本高速道路保有・債務返 済機構 日本高速道路保有・債務返済機構債券及び 借入金に係る債務	「独立行政法人日本高速道路保有・債務返済 機構法」第23条	額面総額及び元本金額の合計額 120,000,000 千円並びにその利息に相当する 金額
8　中間貯蔵・環境安全事業株式会社 借入金に係る債務	「中間貯蔵・環境安全事業株式会社法」第17 条	元本金額 1,000,000 千円及びその利息に相当 する金額
9　株式会社日本政策投資銀行 　イ　社債及び日本政策投資銀行債（ロに掲 　　げるものを除く。）に係る債務 　ロ　社債及び日本政策投資銀行債のうち次 　　に掲げるものに係る債務	「株式会社日本政策投資銀行法」 同　法	額面総額 250,000,000 千円及びその利息に相 当する金額 (1)に掲げる社債及び日本政策投資銀行債に あっては外貨表示の額面を外国貨幣換算率に

債　　　　　務	根　拠　規　定	金　額　の　限　度
(1)　外貨をもって支払われるもの (2)　本邦通貨をもって支払われる社債及び日本政策投資銀行債のうち外国において発行するもの		より換算した金額の総額並びに(2)に掲げる社債及び日本政策投資銀行債にあっては本邦通貨表示の額面総額の合計額が 200,000,000 千円に相当するこれらの社債及び日本政策投資銀行債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額 (ただし、イの額面総額にあっては 150,000,000 千円、ロの合計額にあっては 200,000,000 千円の範囲内で一方を減算し、当該減算した金額を他方に加算することができることとし、この場合においては、それぞれ当該加減算後の金額をその額面総額及び合計額とみなす。)
10　株式会社日本貿易保険 　社債及び借入金に係る債務	「貿易保険法」第 26 条第 1 項	額面総額及び元本金額の合計額 905,300,000 千円並びにその利息に相当する金額
11　預金保険機構 　次に掲げる預金保険機構債及び借入金に係る債務 (1)　「預金保険法」に係る業務((2)に掲げるものを除く。)に関するもの	「預金保険法」第 42 条の 2	(1)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額